Mail Stop 6010

February 7, 2008

Via U.S. Mail

Jeffrey Kyle
Chief Financial Officer
Power-One, Inc.
740 Calle Plano
Camarillo, CA 93012

      Re: **Power-One, Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
                Filed March 16, 2007
             File No. 000-29454

Dear Mr. Kyle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief